METALLA ACQUIRES ADDITIONAL ROYALTY ON ST BARBARA’S FIFTEEN MILE STREAM PROJECT AND COMPLETES DRAWDOWN ON BEEDIE CONVERTIBLE LOAN FACILITY

FOR IMMEDIATE RELEASE	TSXV: MTA
August 7, 2019	OTCQB: MTAFF

All amounts expressed in Canadian Dollars unless otherwise noted

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQB: MTAFF) is pleased to announce that the Company has entered into a purchase and sale agreement (the "Royalty Purchase Agreement") to acquire a 3.0% NSR royalty (the "Royalty") on St Barbara Ltd. ("St Barbara") Fifteen Mile Stream project for $2 million (the "Royalty Transaction") from a third party (the "Seller"). The purchase price will be satisfied by an upfront payment of $0.5 million in cash, with an additional up to $1.5 million payable upon the exercise of the Royalty payor's buy-back right to purchase two-thirds of the 3% NSR Royalty for a period of five years. The Royalty covers six claims which comprise of the western half of the Plenty Zone and portions of the Seloam Brook prospect. The Plenty Zone along with Hudson and Egerton-McClean, collectively comprise of the Fifteen Mile Stream project ("FMS Project") located in Nova Scotia, Canada.

The Company is also pleased to announce its drawdown of $7 million (the "Drawdown") under the $12 million convertible loan facility with Beedie Investments Limited. The Drawdown will be used to repay certain shareholder loans totaling US$2 million, as well as funding future royalty acquisitions.

Brett Heath, President, and CEO of Metalla commented, "The Plenty Zone royalty is a great addition to the portfolio. It completes our royalty exposure over the entire Fifteen Mile Stream project and adds highly prospective exploration ground along strike to the east and south of the Plenty Zone." Mr. Heath continued, "with the initial drawdown of the Beedie facility, Metalla is now well positioned to execute on more accretive royalty acquisitions."

FIFTEEN MILE STREAM

Fifteen Mile Stream was recently acquired by St Barbara (ASX: SBM) through its takeover of Atlantic Gold on July 19, 2019 for $802 million. The FMS Project located 57km northeast of Atlantic Gold's central milling facility at Touquoy and is readily accessible by highway. The project lies along the same geological trend as other related deposits – Touquoy, Beaver Dam and Cochrane Hill. All are hosted within the same critical stratigraphy and structure, over a strike length of 80 km.

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The previous owner Atlantic Gold reported by press release dated March 13, 2019, an updated mineral resource estimate after recent drilling campaigns at its Touquoy, 15 Mile Stream, and Cochrane Hill deposits. Following the drilling of 35,710 metres since the last resource estimate at the FMS deposit (see technical report titled "Moose River Consolidated Project, Nova Scotia, Canada, NI 43-101 Technical Report on Moose River Consolidated Phase 1 and 2 Expansion" with an effective date of January 24, 2018), Atlantic Gold reported an increase of 47% or 216,000 oz. for a total of 677,000 oz. of contained gold ("Au") between the three deposits of Egerton-MacLean, Hudson, and Plenty.

FIFTEEN MILE STREAM MINERAL RESOURCE ESTIMATE

	Measured &	Au	Contained		Au	Contained
	Indicated	Grade	Au	Inferred	Grade	Au
Pit Constrained
Resources	(Kt)	(g/t)	(Koz)	(Kt)	(g/t)	(Koz)
Egerton-MacLean	14,600	1.16	544	1,400	1.24	56
Hudson	1,800	0.78	45	400	1.01	13
Plenty	2,700	1.01	88	300	1.56	15
Total	19,100	1.10	677	2,100	1.24	84

St Barbara has stated intends to continue to explore FMS in 2019 to expand the resource base and convert to reserves with a significant focus on the 149 Deposit. This was the first discovery of the Corridor Regional Program. A drill program of 6,000 metres was conducted to test the connections between the Egerton-MacLean Zone and the newly-discovered 149 Deposit located two (2) kilometres to the north-east, which was omitted from the recent estimate. St Barbara has stated intends to establish a mineral resource at the 149 Deposit in 2019.

ROYALTY PURCHASE AGREEMENT

Pursuant to the Royalty Purchase Agreement, Metalla and the Seller will enter into an assignment and assumption agreement under which the Royalty will be transferred from the Seller to Metalla. Metalla expects to close the purchase of the Royalty on or about August 14, 2019 and closing of the Transaction is subject to customary closing conditions.

The Royalty Purchase Agreement was negotiated at arm's length between Metalla and the Seller. No brokerage or finder's fees were paid in association with the acquisition of the Royalty.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and the Ordre des Géologues du Québec and a consultant to Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

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ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

METALLA ROYALTY & STREAMING LTD.

Brett Heath, President & CEO
Phone: 604-696-0741
Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations
Phone: 604-908-1695
Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

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Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the transactions contemplated under the Royalty Purchase Agreement, anticipated cash flows and production upon completion of the Royalty Transaction, the completion of the Royalty Transaction, proposed future transactions Metalla may undertake and their expected timing and statements of St Barbara’s regarding its intentions for FMS and 149 Deposit. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Resource and reserve estimates

All resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities administrators, which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 of the United States Securities and Exchange Commission (the "SEC"), and resource information contained in the documents incorporated by reference into this Registration Statement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves." Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards in Industry Guide 7 normally do not permit the inclusion of information concerning "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards under Industry Guide 7 in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves." Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC’s Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. In addition, this news release may include information regarding adjacent or nearby properties on which we have no royalties. Information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.